ACTIONS SEMICONDUCTOR CO., LTD.

 FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 13, 2010

I/We(Note 1)_______________________________________________________________________________________
of______________________________________________________________________________________________
being the registered holder(s) of ________________________________shares(Note 2) of US$ 0.000001 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3)or
_______________________________________________________________________________________________
_of____________________________________________________________________________as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of Actions Semiconductor Co., Ltd. (the “Company”) to be held at Crystal Room II, 20/F, Grand Emperor Hotel, 288 Avenida Comercial de Macau, Macau on May 13, 2010 at 2:00 pm (the “Meeting”) for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
Proposal Number One - Re-election of Class I Directors:

RESOLVED THAT each of Nan-Horng Yeh, Chin-Hsin (Fred) Chen and I-Ming (Robin) Pan be re-elected as a Class I Director (as defined in the Company’s current Articles of Association) to serve on the Company’s Board of Directors for a 3-year term, with effect from the date of the Meeting.
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Proposal Number Three – Ratification and Approval of Share Repurchases:

RESOLVED THAT all past repurchases by the Company made between May 30, 2007 through April 14, 2010 of (i) up to 8,918,597 ADSs in the aggregate, through Citigroup Global Markets Inc., pursuant to stock purchase plans between the Company and Citigroup Global Markets Inc. and (ii) up to 3,176,911 ADSs in the aggregate, through UBS Securities LLC, pursuant to securities repurchase plans between the Company and UBS Securities LLC, be and hereby are ratified, approved and confirmed in all respects;

RESOLVED FURTHER THAT the repurchases by the Company from JPMorgan Chase Bank, N.A. of the Ordinary Shares of the Company underlying such 12,095,508  repurchased ADSs, in such manner as may be determined by the Board of Directors, be and hereby are approved and confirmed in all respects; and
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RESOLVED FURTHER THAT all repurchases made between April 15, 2010 and the date of the Meeting and all future repurchases from time to time by the Company of its ADSs and the underlying Ordinary Shares of the Company at such time, at such price, and on such other terms as determined by the Board of Directors in its sole discretion, be and hereby are approved and confirmed in all respects, provided that (i) such repurchases shall be conducted in accordance with applicable laws, rules and regulations and (ii) at the time of the repurchases, the Company is able to pay its debts as they fall due in the ordinary course of its business.

SPECIAL RESOLUTION
Proposal Number Two – Adoption of Amended and Restated Articles of Association:

RESOLVED AS A SPECIAL RESOLUTION THAT the Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Articles of Association in the form attached to the 2010 Annual General Meeting Agenda as Exhibit A, with effect from the date of the Meeting.
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Dated this ____________day of __________2010              Signed (Note 5) __________________________

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast your votes at the proxy’s discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.